

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2010**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number **1-8590**

THRIFT PLAN FOR EMPLOYEES OF MURPHY OIL USA, INC. REPRESENTED BY INTERNATIONAL UNION OF OPERATING ENGINEERS, AFL-CIO, LOCAL NO. 317

(Full title of the Plan)

MURPHY OIL CORPORATION

(Name of issuer of securities held pursuant to Plan)

200 Peach Street, P. O. Box 7000, El Dorado, Arkansas	**71731-7000**
(Address of issuer's principal executive office)	(Zip Code)

Thrift Plan for Employees of Murphy Oil USA, Inc.
Represented by International Union of Operating Engineers, AFL-CIO, Local No. 317

Table of Contents

BKD LLP
CPAs & Advisors

400 W. Capitol Avenue, Suite 2500
P.O. Box 3667
Little Rock, AR 72203-3667
501.372.1040 Fax 501.372.1250 www.bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Murphy Oil Corporation
El Dorado, Arkansas

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by International Union of Operating Engineers, AFL-CIO, Local No. 317 (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic 2010 financial statements taken as a whole.

BKD, LLP

BKD, LLP

Little Rock, Arkansas
June 28, 2011

Thrift Plan for Employees of Murphy Oil USA, Inc.
Represented by International Union of Operating Engineers, AFL-CIO, Local No. 317

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets		
Beneficial interest in Master Trust net assets available for benefits (see Note 2)	$ 9,313,212	8,931,377

See accompanying notes to financial statements, page 6.

Thrift Plan for Employees of Murphy Oil USA, Inc.
Represented by International Union of Operating Engineers, AFL-CIO, Local No. 317

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Beneficial interest in the net investment income of Master Trust (see Note 2)	$ 1,165,515
Contributions	
Employer, net of forfeitures	252,478
Employee	529,951
Total contributions	782,429
Transfer of assets to Thrift Plan for Employees of Murphy Oil USA, Inc., represented by United Steelworkers, AFL-CIO, Local No. 8363	(87,271)
Transfer of assets to Thrift Plan for Employees of Murphy Oil Corporation	(77,823)
Benefits paid directly to participants	(1,401,015)
Net change for the year	381,835
Net assets available for benefits at beginning of year	8,931,377
Net assets available for benefits at end of year	$ 9,313,212

See accompanying notes to financial statements, page 6.

Thrift Plan for Employees of Murphy Oil USA, Inc.
Represented by International Union of Operating Engineers, AFL-CIO, Local No. 317
Notes to Financial Statements

1. Summary of Significant Accounting Policies and Provisions of the Plan

Basis of Presentation

The accompanying financial statements of the Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by International Union of Operating Engineers, AFL-CIO, Local No. 317 [the Plan] have been prepared on the accrual basis and present the net assets available for benefits to participants in the Plan and changes in net assets available for benefits. These statements present the Plan's investments as a beneficial interest in the Master Trust (see Note 2). Benefits are recorded when paid. The Plan has made estimates in preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Significant Provisions

The following is a summary of certain information related to the Plan, which is sponsored by Murphy Oil Corporation [Murphy] and administered by Murphy's Employee Benefits Committee [the Committee]. The Plan documents should be referred to for a complete description of the Plan's provisions.

Each employee of Murphy Oil USA, Inc. [the Company], a wholly owned subsidiary of Murphy, who is represented by the International Union of Operating Engineers, AFL-CIO, Local No. 317, and who is in Covered Employment as defined by the Plan may participate in the Plan. An employee becomes eligible for participation in the Plan on the first day of the month coinciding with or next following one year of employment.

A participant may have the following Plan accounts to which amounts may be allotted by the participant or contributed by the Company, with limitations as indicated.

A. Salary Deferral Account – participant's pretax allotments allowed up to a maximum of 25% of base pay but not to exceed $16,500 annually in 2010.
B. Matching Employer Contribution Account – Company contributions based on the participant's allotments (up to a maximum of 5% of base pay) to the Salary Deferral Account and calculated as 50% of such allotments during the first five years of participation, 75% during the second five years and 100% thereafter.
C. After-Tax Contribution Account – participant's allotments up to a maximum of 5% of base pay for the year, except that if annualized salary was less than $110,000, a maximum of 10% of base pay.
D. Rollover Account – contributions made by an employee from a prior qualified plan.
E. Catch-Up Contribution Account – participant's allotments for all eligible employees who have attained age 50 before the close of the Plan year and are contributing the maximum pre-tax amount permitted by the Plan, up to a maximum of 75% of base pay for the year, but not to exceed $5,500 for 2010.

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

A participant is vested in Company contributions upon: completion of 36 months of employment, retirement on or after age 65, death, permanent disability, or discontinuance of the Plan. Any amounts contributed by the Company that are forfeited by participants in accordance with provisions of the Plan are applied to reduce subsequent contributions by the Company.

A vested participant may withdraw from the Matching Employer Contribution Account ("Matching Employer") either totally or partially (limited to at least $250, or any higher multiple of 1% up to 50% of the account balance). After a total withdrawal from the Matching Employer Account, a participant is not eligible for reinstatement of Company contributions until 12 months later; for a partial withdrawal, the suspension period is six months, and no other Matching Employer withdrawal may be made until at least 12 months after the most recent withdrawal. A participant may continue allotments to the Salary Deferral Account without interruption after a withdrawal from the Matching Employer Account.

A withdrawal from either a Salary Deferral Account, Catch-up Contribution Account or a Rollover Account is not permissible except upon a finding that a hardship exists as defined by federal tax regulations, upon the attainment of age 59½ or upon termination. In addition, a nonvested participant may only withdraw his/her Salary Deferral Account allotments without any adjustment for subsequent increases in value and forfeits Company contributions to the Matching Employer Contribution Account. After a hardship withdrawal from a Salary Deferral Account, participation in the Plan is suspended for 12 months.

A withdrawal from an After-Tax Contribution Account must be at least $250 and may not be made until at least 12 months after the most recent such withdrawal. No participation penalty is applied to such a withdrawal.

Any taxable income distributed to a participant may be subject to a 10% penalty tax under the Tax Reform Act of 1986. A $20 fee is charged for an in-service nonhardship withdrawal.

A vested in-service participant may borrow a minimum of $500 and a maximum equal to the lesser of (a) $50,000 less the highest outstanding loan balance(s) in the last twelve months or (b) 50% of their vested account balance. A participant may have one general-purpose loan and one residential loan outstanding at any one time. A residential loan must be approved by the Committee. The term of each loan will be in whole years, with maximums of five years for a general-purpose loan and 15 years for a residential loan. Loan repayments, including interest at the prime rate as of the beginning of the loan period, are made into the participant's account through after-tax payroll deductions. Each loan has a $35 initiation fee and a $15 annual maintenance fee. Interest rates on outstanding loans at December 31, 2010 range from 3.25% to 9.5%.

Upon retirement, disability, or death of a participant, the participant or his/her designated beneficiary has the option to receive settlement in a lump sum or installment payments over a period of time not to exceed the actuarial life of the participant.

Obligation for Contributions to the Plan

The Company has voluntarily agreed to make contributions to the Plan based on each participant's allotments to a Salary Deferral Account subject to a maximum of 5% of the participant's base pay. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, except as limited by the contract period of the labor agreement. In the event of Plan termination, participants become fully vested in their Matching Employer Contribution Accounts.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the Murphy Oil Corporation common stock and Deltic Timber Corporation common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any shares for which instructions have not been given by the participant.

Administrative Expenses

Murphy pays certain costs of Plan administration. Trustee fees and related expenses will be paid by either the Plan or by participants' fees.

Announced Sale

During 2010, the Company announced its intention to sell the Superior Refinery and the associated marketing operations in 2011. The Company is unable to predict how the sale of the Superior Refinery will ultimately affect the Thrift Plan for Employees of Murphy Oil USA, Inc., Represented by International Union of Operating Engineers, AFL-CIO, Local No. 317, in future years.

Change in Accounting Principle

During 2010, the provisions of ASU 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans* (ASU 2010-25), became effective. The ASU requires loans to participants to be reported as Participant Loans Receivable at unpaid principal plus accrued but unpaid interest, instead of being reported as a part of Investments at fair value as they were under previous guidance. Because the Plan reports a beneficial interest in the assets of the master trust and in investment income from those assets, the provisions of ASU 2010-25 had no effect on presentation in the Statements of Net Assets Available for Benefits or Changes in Net Assets Available for Benefits. The effect of the provisions of ASU 2010-25 was not considered material to the Plan's financial statements.

2. Master Trust Net Assets

The assets of the Plan are commingled in a Master Trust with the assets of three other plans sponsored by Murphy. Fidelity Management Trust Company [FMTC], Boston, Massachusetts, is the Trustee. The Master Trust had no nonparticipant-directed investments related to the Plan. The following table presents the net assets of the Master Trust at December 31, 2010 and 2009 by type of investment.

	2010	2009
Investments at fair value		
Common Stock		
Murphy Oil Corporation	$ 55,638,529	51,537,425
Deltic Timber Corporation	356,407	438,063
Total common stock	55,994,936	51,975,488
Common/collective trust	53,135,082	55,089,369
Registered investment companies	97,226,160	78,600,398
Cash	1,419,720	970,925
Participant loans receivable	3,681,119	3,231,895
Other	(211,704)	262,953
Net assets	$211,245,313	190,131,028

The beneficial interests of the participating plans in the net assets of the Master Trust at December 31, 2010 and 2009 were as follows.

Plan Name	2010	2009
Thrift Plan for Employees of Murphy Oil Corporation	$177,878,759	160,988,798
Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by United Steelworkers, AFL-CIO, Local No. 8363	19,757,739	17,006,022
Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by International Union of Operating Engineers, AFL-CIO, Local No. 317	9,313,212	8,931,377
Profit Sharing Plan for Employees of Murphy Oil Corporation	4,295,603	3,204,831
Net assets	$211,245,313	190,131,028

The net increase (decrease) in the net assets of the Master Trust for the year ended December 31, 2010, excluding participants' allotments, Company contributions, and benefit payments, was as follows.

Investment income	
Dividends and interest	$ 3,372,042
Participant loan interest	147,753
Net appreciation in market value of investments	
Murphy Oil Corporation common stock	17,738,782
Other common stock	814,989
Registered investment companies	8,941,988
Total investment income	31,015,554
Administrative expenses	(98,548)
Net investment income	$ 30,917,006

The beneficial interests of the participating plans in the net investment income of the Master Trust net assets for the year ended December 31, 2010 were as follows.

Plan Name	
Thrift Plan for Employees of Murphy Oil Corporation	$ 25,974,500
Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by United Steelworkers, AFL-CIO, Local No. 8363	3,220,831
Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by International Union of Operating Engineers, AFL-CIO, Local No. 317	1,165,515
Profit Sharing Plan for Employees of Murphy Oil Corporation	556,160
Net investment income	$ 30,917,006

The beneficial interests of the participating plans in the net assets of the Master Trust and the net investment income of the Master Trust are allocated in accordance with each participant's account balance. Quoted market prices are used to determine the fair value of investments in the registered investment companies and the common stock. The common/collective trust fund is reported at contract value. The difference between the contract value and fair value of the Plan's interest in the common/collective trust fund is not material to the Plan's net assets available for benefits. Participant loans receivable are valued at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest is recorded as earned and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in market value of common stock and registered investment companies includes realized gains (losses) and unrealized appreciation (depreciation) in the fair value of these investments.

With respect to the Murphy Stock Fund and Deltic Stock Fund, FMTC has arranged to utilize a line of credit to facilitate the purchase activity in the event that trading transactions on any given day exceed the cash position of the stock fund. At December 31, 2010 and 2009, there was no outstanding balance related to this line of credit.

The following table lists the investments that were 5% or more of the beneficial interests of the participating plans in the net assets of the Master Trust as of December 31, 2010 and 2009.

	2010	2009
Murphy common stock fund, 673,896 shares and 872,311, respectively	$ 56,829,168	52,754,773
Managed Income Portfolio II, common/collective trust, 53,135,082 units and 55,089,369 units, respectively	53,135,082	55,089,369
Fidelity Fund, registered investment company, 566,398 shares and 588,207 shares, respectively	18,209,696	16,669,800
Pimco Total Return Fund, registered investment company, 1,432,323 units and 982,428 units, respectively	15,540,709	10,610,220
Fidelity Balanced Fund, registered investment company, 616,002 shares and 671,464 shares, respectively	11,229,713	10,985,153

3. Investment Options

In 2010, each Plan participant could have invested in one or more of 26 investment options within the Master Trust. The following paragraphs briefly describe each of these options. Except for certain limitations as described below on the Deltic Stock Fund, a participant determines how each of his/her accounts is divided among the different options, but any division of a participant's allotment and Company contributions must be in whole percentages. Account balance transfers must be at least the greater of 1% of the account balance or $250.

The Murphy Stock Fund [MSF], which is managed by FMTC, is a unitized fund comprised predominantly in the common stock of Murphy Oil Corporation and a small cash component used to facilitate participant transactions. A participant withdrawing from MSF may elect to receive either cash or Murphy stock. If the participant elects to receive stock, the value of his/her MSF withdrawal is converted to equivalent shares of stock based on the market price at the effective date of withdrawal, and the participant receives the whole shares and cash for any fractional share.

The Deltic Stock Fund [DSF], which is managed by FMTC, is a unitized fund comprised predominately in the common stock of Deltic Timber Corporation [Deltic] and a small cash component used to facilitate participant transactions. Deltic was wholly owned by Murphy prior to December 31, 1996, when Murphy's stockholders received Deltic's common stock in a spin-off transaction. This investment in Deltic stock resulted from the spin-off to Murphy stock held by the Master Trust. A participant may direct that all or part of his/her DSF account be either transferred to another option or withdrawn but cannot direct any allotments, Company contributions or transfers from other options to DSF.

The Managed Income Portfolio II [MIP II] is managed by FMTC and has investment contracts with major insurance companies and other approved financial institutions and in certain fixed-income securities; a small portion of MIP II is invested in a money market fund for daily liquidity. The goal of MIP II is to preserve investment principal and try to maintain a stable $1.00 unit price while earning interest income. Investment contracts held by MIP II pay a specified rate of interest and repay principal upon maturity. The effective yield of the common/collective trust fund was 4.08% for the year ended December 31, 2010. Participant withdrawals and investment option transfers are paid at book value (principal and interest accrued to date) on the contracts.

The Fidelity Fund is a growth and income mutual fund managed by Fidelity Management & Research Company [FMRC], Boston, Massachusetts, an affiliate of FMTC. The goal of the Fidelity Fund is to provide long-term capital growth while also pursuing current income. It invests primarily in common stock and securities convertible into common stock; some assets may be invested in a broad range of domestic and foreign equity and debt securities.

The Fidelity Balanced Fund [FBF], also managed by FMRC, is a mutual fund that has a balanced portfolio of U.S. and international stocks and bonds and may include futures and options. The goal of FBF is to provide as much income as possible while preserving capital and considering the potential for capital growth. At least 25% of the portfolio must be investment-grade debt securities and preferred stocks.

The Fidelity Capital Appreciation Fund [FCAF] managed by FMRC is a growth mutual fund that invests primarily in common stocks. The fund may invest in securities of domestic and foreign issuers. The goal of FCAF is to provide capital appreciation.

The Fidelity Diversified International Fund [FDIF] managed by FMRC is a growth mutual fund that invests in common stocks of foreign companies. The goal of FDIF is to increase its value over the long term through capital growth. If a participant invests in this option and holds it for less than 30 days, the fund will deduct a trading fee of 1% of the ending value of FDIF shares sold.

The Fidelity Freedom Income Fund [FFIF] managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 15% of its assets in domestic equity funds, 5% in international equity funds, 35% in investment grade fixed income funds, 5% in high yield fixed income funds and 40% in short-term funds. The goal of the FFIF is to provide high current income and capital appreciation for those already in retirement.

The Company offers eleven separate Fidelity Freedom Funds with target retirement dates in five-year increments ranging from 2000 to 2050. The Freedom Fund family is managed by Strategic Advisors, Inc., and comprises asset allocation mutual funds that primarily invest in a combination of domestic and international equity funds, investment grade and high yield fixed income funds and short-term mutual funds. The Freedom Funds are designed to target an investor's anticipated retirement date, and the asset allocation mix becomes increasingly conservative over time as the target date approaches.

The Pimco Total Return Fund [PTRF] is an income mutual fund managed by Pacific Investment Management Company that is invested in all types of bonds including U.S. government, corporate, mortgage and foreign; the average portfolio duration is three to six years, including both short-term and long-term maturity investments. The goal of PTRF is to provide a total return that exceeds general bond market indices.

Davis New York Venture Fund, Inc. [DNYVF] is a value mutual fund managed by Davis Selected Advisors, LP. The fund invests in common stocks of U.S. companies with market capitalization of at least $10 billion. The goal of DNYVF is to provide long-term capital growth.

The CRM Mid Cap Value Fund [CRMMCVF] is a mid-cap mutual fund that invests at least 80% of its total assets in U.S. equity securities of companies between the capitalization of the smallest and largest companies in the Russell Midcap® Value Index at the time of purchase. The goal of the CRMMCVF is to provide long-term capital appreciation.

The Royce Low-Priced Stock Fund [RLPSF] managed by Royce and Associates, LLC, is a small and micro-cap blend mutual fund that invests in companies that are trading for less than $25 per share at the time of purchase. The goal of RLPSF is to provide long-term capital growth.

The DWS Strategic Value [DWSSV] is a value mutual fund managed by Deutsche Investment Management Americas, Inc. At least 80% of its assets are invested in common stocks of large U.S. companies believed to be undervalued. The goal of DWSSV is to provide a high rate of total return.

The Spartan Extended Market Index Fund [SEMIF] is an index mutual fund managed by FMRC. At least 80% of its assets are invested in common stocks included in the Wilshire 4500 Equity Index, which represents the performance of stocks of small to mid-cap U.S. companies. The goal of SEMIF is to provide investment results that correspond to the total returns of stocks of such companies. If a participant invests in this option and holds it for less than 90 days, the fund will deduct a trading fee of 0.75% of the value of SEMIF shares sold.

The Spartan U.S. Equity Index Fund [SUSEIF] is an index mutual fund that normally invests at least 80% of its assets in common stocks included in the S&P 500® Index, which broadly represents the performance of common stocks traded in the U.S. The goal of SUSEIF is to provide investment results that correspond to the total return performance of common stocks publicly traded in the U.S.

Valuations of individual participants' investments in each investment option and of the total beneficial interest of the Plan are determined by Fidelity Investments Institutional Operations Company, Inc.

4. Plan Investments

The following table represents the fair value of the Plan's interest in the individual investment funds held under the Murphy Oil Corporation Master Trust which exceed 5% of the Plan's net assets as of December 31, 2010 and 2009:

	2010	2009
Managed Income Portfolio II	$ 1,775,027	1,642,330
Fidelity Fund	1,361,163	1,416,497
Fidelity Balanced Fund	986,854	1,089,843
Murphy Stock Fund	848,898	1,182,577
Fidelity Diversified International Fund	677,306	609,798
Fidelity Freedom 2020	614,474	230,701

5. Risk and Uncertainties

The Plan, through its investment in the Master Trust, provides for investment in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

At December 31, 2010 and 2009, the Master Trust had significant concentrations of credit risk in the Managed Income Portfolio II (MIP II), the Fidelity Fund, the Pimco Total Return Fund and the Fidelity Balanced Fund. MIP II is a common/collective trust sponsored by FMTC. The Fidelity Fund and the Fidelity Balanced Fund are established mutual funds sponsored by a highly regarded investment management company. The Pimco Total Return Fund is managed by Pacific Investment Management Company, also a highly regarded investment management company. Historically, the Master Trust has not incurred any credit-related losses.

6. Related Party Transactions

Fidelity Investments Institutional Operations Company, Inc. [FIIOC] handles record keeping and administration of the Plan and the Master Trust. Certain of the Plan's investment options are in mutual funds managed by Fidelity Management & Research Company [FMRC]. FIIOC and FMRC are both affiliates of Fidelity Management Trust Company [FMTC], who is the Trustee for the Plan and also manages the Managed Income Portfolio II, the Murphy Stock Fund and the Deltic Stock Fund. FMRC's fees were deducted from the earnings of the mutual funds it manages. The Master Trust paid $98,548 in trustee and administrative fees to FMTC and FIIOC in 2010. In addition, the Plan provides for investment in Murphy Oil Corporation common stock and participant loans, which also qualify as party-in-interest transactions. These transactions are covered by exemptions from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code of 1986, as amended.

7. Income Taxes

The Committee believes that the Plan meets the necessary requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended, and accordingly, that the related Master Trust is exempt from taxation under the provisions of Section 501(a) of the Internal Revenue Code of 1986, as amended. A favorable determination letter dated May 11, 2010 was received by the Plan. Until cash or shares are withdrawn from the Plan by a participant or a participant's beneficiary, no income tax is payable by the participant/beneficiary on: contributions made by the Company on the participant's behalf, allotments made by the participant pursuant to the Economic Recovery Tax Act of 1981, or the participant's proportional share of the investment income of the Master Trust. With few exceptions, the Plan is no longer subject to U.S. federal income tax examinations by tax authorities subsequent to 2007.

8. Assets and Liabilities at Fair Value

The Company carries certain assets and liabilities at fair value in its Statements of Net Assets Available for Benefits. The fair value measurements for these assets and liabilities at December 31, 2010 and 2009 are presented in the following table.

The fair value hierarchy is based on the quality of inputs used to measure fair value, with Level 1 being the highest quality and Level 3 being the lowest quality. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statements of Net Assets Available for Benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Thrift Plan for Employees of Murphy Oil USA, Inc.
Represented by International Union of Operating Engineers, AFL-CIO, Local No. 317
Notes to Financial Statements (Contd.)

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include common stock and mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include common/collective trust. The common/collective trust's fair value is determined by estimated cash flows less surrender charges. In certain cases where Level 1 or Level 2 inputs are not available, securities or other investments would be classified within Level 3 of the hierarchy.

There are no assets or liabilities measured at fair value on a nonrecurring basis.

The following table presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2010 and 2009.

		Fair Value Measurements Using		
December 31, 2010	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock				
Oil and Gas (Murphy)	$ 848,898	848,898	–	–
Timber (Deltic)	1,639	1,639	–	–
Mutual Funds				
Large Growth	4,583,962	4,583,962	–	–
Income	449,139	449,139	–	–
Small Cap	303,654	303,654	–	–
Mid Cap	215,518	215,518	–	–
Index	154,358	154,358	–	–
International	677,306	677,306	–	–
Common/collective Trust	1,775,027	–	1,775,027	–
Total at Fair Value	$ 9,009,501	7,234,474	1,775,027	–
December 31, 2009				
Common Stock				
Oil and Gas (Murphy)	$ 1,182,577	1,182,577	–	–
Timber (Deltic)	1,634	1,634	–	–
Mutual Funds				
Large Growth	4,291,232	4,291,232	–	–
Income	320,269	320,269	–	–
Small Cap	235,363	235,363	–	–
Mid Cap	234,631	234,631	–	–
Index	109,729	109,729	–	–
International	609,798	609,798	–	–
Common/collective Trust	1,642,330	–	1,642,330	–
Total at Fair Value	$ 8,627,563	6,985,233	1,642,330	–

Schedule

Thrift Plan for Employees of Murphy Oil USA, Inc.
Represented by International Union of Operating Engineers, AFL-CIO, Local No. 317

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of issue/ description of investment	Current value
Beneficial interest in Master Trust	$ 9,313,212

Thrift Plan for Employees of Murphy Oil USA, Inc.
Represented by International Union of Operating Engineers, AFL-CIO, Local No. 317

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT PLAN FOR EMPLOYEES OF
MURPHY OIL USA, INC. REPRESENTED
BY INTERNATIONAL UNION OF
OPERATING ENGINEERS, AFL-CIO,
LOCAL NO. 317

Date: June 28, 2011

By: 

Kelli M. Hammock
Vice President, Administration and
Chair of Employee Benefits Committee,
Murphy Oil Corporation

BKD LLP
CPAs & Advisors

400 W Capitol Avenue, Suite 2500
P.O. Box 3667
Little Rock, AR 72203-3667
501.372.1040 Fax 501.372.1250 www.bkd.com

Exhibit 23

Consent of Independent Registered Public Accounting Firm

Board of Directors
Murphy Oil Corporation

We consent to incorporation by reference in the Registration Statements (Nos. 333-142789 and 333-157107) on Form S-8 of Murphy Oil Corporation of our report dated June 28, 2011, with respect to the statements of net assets available for benefits of the Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by International Union of Operating Engineers, AFL-CIO, Local No. 317, as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010, and the supplemental schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2010, which report appears in the December 31, 2010, Annual Report on Form 11-K of the Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by International Union of Operating Engineers, AFL-CIO, Local No. 317.

BKD, LLP
BKD, LLP

Little Rock, Arkansas
June 28, 2011